Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (561) 995-7672

Jeffrey A. Stoops
Chief Executive Officer and President
SBA Communications Corporation
One Town Center Road
Third Floor
Boca Raton, FL 33486

       Re: SBA Communications Corporation
               Definitive Schedule 14A
               Filed April 17, 2007
               File No. 0-30110

Dear Mr. Stoops:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 14

1.   On page 15 you state that you "establish total compensation based on [among other things] [y]our financial and operational performance and other factors regarding the individual officer such as level of responsibility, prior experience, and [y]our judgment as to that officer's individual performance." On page 16 regarding base salary increases and on page 17 regarding the "subjective component" of cash bonus determinations, you make similar statements about apparently individually-tailored considerations the compensation committee undergoes in determining officer compensation. Throughout your compensation discussion and analysis, please analyze how the committee's consideration of these individual performance, subjective and other mentioned factors resulted in the particular amounts paid for each compensation element to each officer for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

2.   The summary compensation table on page 23 and other disclosure in compensation discussion and analysis show that Mr. Stoops' compensation is notably higher than the other named executive officers' compensation. Please expand your disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policy or decision-making regarding the executives' compensation. See Section II.B.1 of Securities Act Release No. 8732A.

Compensation Setting Process, page 14

3.   We note your statement on page 15 that you reviewed the "compensation practices of the Survey Group" and "created composite weighted compensation levels" based in part on your review of Survey Group compensation practices. Identify all of the companies in the Survey Group that you considered for benchmarking purposes. Also, to the extent you have not already done so, discuss how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and elements of your executive compensation.

Executive Compensation Components and Practices, page 16

Cash Bonuses, page 16

4.   Describe what kinds of "unique or extraordinary circumstances" would warrant any of the officers' receiving more than 100% of the officer's respective annual cash bonus opportunity.

5.   On page 17 you state the types of company performance measures the committee

established for determining cash bonuses. Please also disclose the performance targets and threshold levels that must be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure is not required as disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

6.   For each named executive officer, disclose how much weight you afford to achievement of company performance goals versus individual performance goals in determining performance-based compensation awards.

7.   We note your disclosure on page 17 as to when the compensation committee establishes performance goals for the fiscal year. To the extent you have available information regarding such targets for the current fiscal year because you already have set the targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 to Item 402(b) of Regulation S-K.

8.   We note your disclosure on page 18 of your different treatment of Mr. Silberstein regarding cash bonuses. Please also explain why you have treated his compensation matters differently and how the terms of his compensation relate to your general compensation objectives stated in the beginning of your compensation discussion and analysis. Also disclose the "specific formula" the committee used to determine the amount of his quarterly cash bonus.

Equity-Based Compensation, page 18

9.   Describe the general guidelines the compensation committee established for the number of options to be awarded to each named executive officer and how the committee's consideration of those guidelines resulted in the amounts awarded to each named executive officer. To the extent this award practice constitutes an incentive plan, please revise your disclosures regarding the awards in the grants of plan-based awards table accordingly.

Severance and Change of Control Benefits, page 20

10.   Please discuss how your change-in-control arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Executive Compensation, page 23

2006 Grants of Plan-Based Awards Table, page 24

11.   On page 17 you state that "[a] substantial portion of the annual cash bonus opportunity … is tied directly to the achievement of company-wide financial and strategic performance goals." To the extent this award practice constitutes an incentive plan, please revise your disclosures regarding the awards in the grants of plan-based awards table, accordingly.

Potential Payments upon Termination or Change-in-Control for 2006, page 28

12.   So that shareholders may understand which events trigger the termination payments, please briefly describe what you mean by "good reason," "without cause," and "change of control."

Director Compensation, page 30

13.   Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

14.   Disclose the aggregate number of stock awards and aggregate number of option awards outstanding at fiscal year end held by each of the directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor